SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: AIR Diversified Alpha Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	333 S. Wabash, Suite 2714
Chicago, Illinois, 60604

TELEPHONE NUMBER:	(917) 859-8540

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	[ ] No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on this 14th day of July 2023.

AIR Diversified alpha Fund

By:	/s/ Stephen J. Luongo
Stephen J. Luongo
Sole Initial Trustee

Attest:

/s/ Dianna De Laurentis

Name: Dianna De Laurentis

Title: Director of Operations